[redacted]

KH 3/7

SECURIT 13010763 ON

SEC Mail Processing Section FEB 27 2013 Washington DC 402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRYAN GARNIER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 LEXINGTON AVENUE
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NICHOLAS D'HALLUIN 212-337-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/7/13

OATH OR AFFIRMATION

I, NICHOLAS D'HALLUIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYAN GARNIER SECURITIES LLC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Shirley M. Hardie 2/26/2013

Notary Public

SHIRLEY M HARDIE
Notary Public - State of New York
NO. 01HA6182588
Qualified in New York County
My Commission Expires 2/25/2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYAN GARNIER SECURITIES, LLC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

To the Members of
Bryan Garnier Securities, LLC.
New York, New York

Gentlemen:

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC. as of December 31, 2012 and the related statements of income, changes in members' equity, and cash flows for the twelve months then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis of designing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Bryan Garnier Securities, LLC.. as of December 31, 2012 and the results of its operations and its cash flows for thetwelve months then ended in conformity with generally accepted accounting principles generally accepted in the United states of America, the rules of the Securities and Exchanges Commission, and the rules of the Public Accounting Oversight Board.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Very truly yours,

Michael Damsky.

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 22, 2013

BRYAN GARNIER SECURITIES, LLC.

BALANCE SHEET

DECEMBER 31, 2012

ASSETS

Current Assets:	
Cash	$ 313,729
Due from Broker	20,836
Income Receivable	25,000
Prepaid Expenses	9,622
	369,187
Fixed Assets:	132,945
Accumulated Amortization	74,348
	58,597
Other Assets:	
Security Deposits	56,396
	$ 484,180

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts Payable & Accrued Expenses	$ 10,341
Long Term Liabilities:	
Subordinated Loans	575,000
	585,341
Members' Equity:	(101,161)
	$ 484,180

BRYAN GARNIER SECURITIES, LLC

STATEMENT OF INCOME AND MEMBERS' EQUITY

TWELVE MONTHS ENDED DECEMBER 31, 2012

Revenue:	
Commission Income	$ 858,610
Research Income	303,859
Other Income	250
Interest & Dividends	763
	1,163,482
Expenses:	1,856,417
Net (Loss):	(692,935)
Equity: January 1, 2012	39,833
Capital Contribution	551,941
Equity: December 31, 2012	$ (101,161)

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

STATEMENT OF CASH FLOWS

Twelve MONTHS ENDED DECEMBER 31, 2012

Cash Flows from Operating Activities:	
Net Income (loss)	$ (692,935)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	26,597
(Increase) Decrease in Prepaid Expenses	16,685
(Increase) Decrease in Due From Broker	(17,036)
(Increase) Decrease in Income Receivable	50,000
Increase (Decrease) in Accounts Payable and Accrued Expenses	(47,409)
Net cash (used in) operating activities	(664,098)
Net cash from Financing Activities:	
Contribution from Member	551,941
Net cash provided by Financing activities	551,941
Net Increase in Cash	(112,157)
Cash at January 1, 2012	425,886
Cash at December 31, 2012	$ 313,729

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

STATEMENT OF CHANGES IN MEMBERS EQUITY

Twelve MONTHS ENDED DECEMBER 31, 2012

Balance January 1, 2012	$ 39,833
Member's cash contribution	551,941
Net Loss	(692,935)
Balance December 31, 2012	$ (101,161)

BRYAN GARNIER SECURITIES, LLC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

TWELVE MONTHS ENDED DECEMBER 31, 2012

Balance January 1, 2012	$ 575,000
Additional Loans	0
Balance December 31, 2012	$ 575,000

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 1 - Nature of Business and Significant Accounting Policies

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009.The Company' sole member is Bryan Garnier & Co. Ltd. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European Securities, specifically in research-based sales and distribution of Pan-European equity securities under esale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. In lieu of Company income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements. The Company is subject to local unincorporated business taxes in the jurisdiction in which it operates. The unincorporated business tax is diminimus and has not been accrued.

Revenue Recognition

The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

NOTE 7 - Regulatory Requirements

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater. At December 31, 2012, the Company's net capital was $56,771 in excess of the required minimum.

BRYAN GARNIER SECURITIES, LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 8 – COMMITMENTS

At September 30, 2010, the Company is obligated under a lease for office and storage space, which expires on May 3, 2014. The lease contains predetermined fixed escalations of minimum rentals during the lease term. Approximate future minimum annual rental payments under the lease are as follows:

2013	182,247
2014	92,393

NOTE 8 -LOANS PAYABLE – RELATED PARTY – SUBORDINATED

In July 2010, the Company entered into two subordinated loan agreements with its Member in the amount of $342,000 and $233,000. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on July 8, 2013 and bear interest at rates 5% per annum. The interest was waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid.

NOTE 9 - ALTERNATIVE NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Rule 15c3-1 Net Capital Requirement for broker-dealer, under which the Company elected to not be subject to the Aggregate Indebtedness Standard but be subject to an Alternative Standard. The Alternative Standard method requires the Company to maintain its net capital to be not less than the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealer Exhibit A to Rule 15c3-3. In addition, the Rule restricts the payment of dividends in certain cases.

At December 31, 2012, the Company had net capital, as defined, of $303,388, which was $53,388 in excess of its minimum required net capital of $250,000.

SUPPLEMENTARY INFORMATION

BRYAN GARNIER SECURITIES, LLC.

SUPPLEMENTARY INFORMATION

Twelve MONTHS ENDED DECEMBER 31, 2012

Computation of Net Capital:

1.	Total Ownership Equity	$(101,161)
2.	Less: Ownership Equity not allowed for Net Capital	(170,451)
3.	Add: Subordinated Loans:	575,000
4.	Net Capital	$ 303,388

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required 2.0% Of Aggregate Debit items	$
	Minimum Dollar Net Capital	250,000
3.	Net Capital Requirement	250,000
4.	Net Capital	303,388
5.	Excess Net Capital	$ 53,388

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 585,340
7.	Non Aggregate Indebtedness	575,000
8	Aggregate Indebtedness	$ 10,340

"See Accompanying Notes and Accountants' Report"

BRYAN GARNIER SECURITIES, LLC.

RECONCILIATION OF NET CAPITAL

TWELVE MONTHS ENDED DECEMBER 31, 2012

Audited Net Capital	$ 303,388
Net Capital per Focus Part IIA	$ 306,771
Difference	$ 3,383
Additional Accruals	$ 3,383

BRYAN GARNIER SECURITIES, LLC

EXPENSES

TWELVE MONTHS ENDED DECEMBER 31, 2012

Compensation	$ 951,853
Clearing and Execution Charges	79,959
Insurance	171,474
Regulatory Fees	12,498
Depreciation	26,597
Occupancy	59,662
Professional Fees	51,607
Quotes and Tickers	190,309
Travel & Entertainment	82,033
Operations	230,425
	$ 1,856,417

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

February 22, 2013

Bryan Garnier Securities, LLC.
New York, New York

Gentlemen:

We have examined the Financial Report of Bryan Garnier Securities, LLC as required by the Financial Industry Regulatory Authority as of December 31, 2012 and have issued a report thereon dated February 22, 2013. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the twelve months ended December 31, 2012 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our study and evaluation of the system of internal accounting control for the twelve months ended December 31, 2012 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 22, 2013

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, NEW YORK 11729
Tel 631-595-2073
Fax 631-586-9398

February 22, 2013

To the Members of Bryan Garnier Securities, LLC
New York, New York

We have examined the financial statements of Bryan Garnier Securities, LLC as required by the Financial Industry Regulatory Authority and the Securities and Exchange Commission as of December 31, 2012 and have issued a report thereon dated February 22, 2013. In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (FormSIPC-7) of Securities Investor Protection Corporation assessments and payments of Bryan Garnier Securities, LLC for the year ended December 31, 2012. Our procedures were performed to solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited form X-17A-5 for the period January 1, 2012 to December 31, 2012, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Bryan Garnier Securities, LLC taken as a whole.

Very truly yours,

Michael Damsky, CPA

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 22, 2013